

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2013

Via E-mail
Sardar Biglari
Chairman and Chief Executive Officer
Biglari Holdings Inc.
17802 IH 10 West, Suite 400
San Antonio, TX 78257

> **Re:** **Biglari Holdings Inc.**
> **Form 10-K for Fiscal Year Ended**
> **September 26, 2012**
> **Filed December 10, 2012**
> **File No. 000-08445**

Dear Mr. Biglari:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Michael Nidel, Esq.
        Olshan Frome Wolosky LLP